As filed with the Securities and Exchange Commission on December 24, 1997
                                           SEC Registration No. 333-

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                       FORM S-3 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                        CET ENVIRONMENTAL SERVICES, INC.
               -----------------------------------------------------
               (Exact Name of Registrant as Specified in its Charter)

          California                                   33-0285964
----------------------------              -----------------------------------
(State or Other Jurisdiction              (IRS Employer Identification Number)
      of Incorporation)

          7670 South Vaughn Court, Suite 130, Englewood, Colorado 80112
                                 (303) 708-1360
          --------------------------------------------------------------
           (Address, Including Zip Code, and Telephone Number, Including
              Area Code, of Registrant's Principal Executive Offices)

                             Steven H. Davis, President
          7670 South Vaughn Court, Suite 130, Englewood, Colorado 80112
                                 (303) 708-1360
          -------------------------------------------------------------
             (Name, Address and Telephone Number of Agent for Service)

                                    Copy to:

                               Jon D. Sawyer, Esq.
                         Krys Boyle Freedman & Sawyer, P.C.
                     600 17th Street, Suite 2700 South Tower
                             Denver, Colorado  80202
                                 (303) 893-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ___

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: _X_

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ___

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering: ___

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ___

                        CALCULATION OF REGISTRATION FEE

                                       Proposed    Proposed
                                       Maximum     Maximum
Title of Each Class                    Offering    Aggregate     Amount of
of Securities to be    Amount to be    Price Per   Offering     Registration
    Registered          Registered     Unit<FN1>   Price<FN1>       Fee
------------------------------------------------------------------------------
Common Stock, No         729,248        $6.75      $4,922,424    $1,452.12
Par Value
------------------------------------------------------------------------------

<FN1>
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based upon the closing sale price of the Common Stock as reported on the American Stock Exchange on December 22, 1997.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS                      SUBJECT TO COMPLETION DATED DECEMBER 24, 1997
------------------------------------------------------------------------------
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.
                        CET ENVIRONMENTAL SERVICES, INC.
                        729,248 Shares of Common Stock

     The 729,248 shares of Common Stock, $.0001 par value ("Common Stock") of CET Environmental Services, Inc., a California corporation (the "Company"), offered hereby (the "Shares") are being sold by the selling stockholders identified herein (the "Selling Stockholders"). Such offers and sales may be made on the American Stock Exchange, or otherwise, at prices and on terms then prevailing, or at prices related to the then-current market price, or in negotiated transactions, or by underwriters pursuant to an underwriting agreement in customary form, or in a combination of any such methods of sale. The Selling Stockholders may also sell such shares in accordance with Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"). The Selling Stockholders are identified and certain information with respect to them is provided under the caption "Selling Stockholders" herein. The expenses of the registration of the securities offered hereby, including fees of counsel for the Company, will be paid by the Company. The following expenses will be borne by the Selling Stockholders: underwriting discounts and selling commissions, if any, and the fees of legal counsel, if any, for the Selling Stockholders. The filing by the Company of this Prospectus in accordance with the requirements of Form S-3 is not an admission that any person whose shares are included herein is an "affiliate" of the Company.

     The Selling Stockholders have advised the Company that they have not engaged any person as an underwriter or selling agent for any of such shares, but they may in the future elect to do so, and they will be responsible for paying such a person or persons customary compensation for so acting. The Selling Stockholders and any broker executing selling orders on behalf of any Selling Stockholders may be deemed to be "underwriters" within the meaning of the 1933 Act, in which event commissions received by any such broker may be deemed to be underwriting commissions under the 1933 Act. The Company will not receive any of the proceeds from the sale of the securities offered hereby.

     The Common Stock is listed on the American Stock Exchange under the symbol "ENV". On December 22, 1997, the closing sale price of the Common Stock, as reported on the American Stock Exchange, was $6.75 per share.

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is ____________.

     No person is authorized in connection with any offering made hereby to give any information or to make any representations other than as contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus is not an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sales made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            AVAILABLE INFORMATION

     The Company is subject to certain informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically. Additional updating information with respect to the securities covered herein may be provided in the future to purchasers by means of appendices to this Prospectus.

     The Company has filed with the Commission in Washington, DC a registration statement (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the 1933 Act with respect to the securities offered or to be offered hereby. This Prospectus does not contain all of the information included in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov.).

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits. Requests should be made to CET Environmental Services, Inc., 7670 South Vaughn Court, Suite 130, Englewood, Colorado 80112, telephone (303) 708-1360, and directed to the attention of Steven H. Davis.

                              TABLE OF CONTENTS
                                                                   PAGE

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . .   5

RECENT EVENTS . . . . . . . . . . . . . . . . . . . . . . . . . .  10

SELLING SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . .  12

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . .  15

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .  16

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . .  16

                                  THE COMPANY

     CET Environmental Services, Inc. (the "Company") was incorporated in February 1988 under the name "Thorne Environmental, Inc." to conduct business
in environmental consulting, engineering, remediation and construction.   The
Company's initial growth resulted from its successful performance of emergency response cleanup services in certain western states and the Trust Territory of the Pacific Islands for the U.S. Government. The Company has since developed a broad range of expertise in non-proprietary technology-based environmental remediation and water treatment techniques for both the public and private sectors throughout North and South America and the Trust Territory of the Pacific Islands. The Company was purchased by its existing majority shareholders in November 1991, and for the last five years has engaged in a program of expansion through internal client development and add-on contracts, the acquisition of personnel and assets in desirable geographic locations, and the acquisition of smaller companies involved with target growth technologies. The Company has built a large backlog of government work through the award of several multi-year contracts primarily with the Environmental Protection Agency and the Department of Defense. The Company has achieved and maintains a balance between its commercial and government sector business through an aggressive industrial marketing strategy. To date, the Company has performed remediation services for both public and private sector customers at more than 500 sites.

     The Company's strategy has been to distinguish itself in the market by providing full service environmental contracting, municipal and industrial water and wastewater treatment, and emergency response services. Through several major government contracts and a diversified commercial client base, the Company provides turnkey waste management for a complete range of water, soil and air pollution issues. The Company's personnel have developed expertise in a broad range of remediation techniques such as bioremediation, bioventing, vapor extraction, gas/air sparging, thermal desorption, soil washing and groundwater remediation systems. The Company also offers a broad range of services in support of municipal and industrial water and wastewater treatment, military base closures, and other operations with significant environmental components. The Company believes it has gained a solid reputation for promptly providing cost effective and innovative remediation solutions.

     In November 1996, the Company relocated its corporate headquarters to Englewood, Colorado from Tustin, California to be more centrally located for its expanding business. The Company also maintains offices in Tustin, California; Richmond, California; Portland, Oregon; Edmonds, Washington; Phoenix, Arizona; Pasadena, Texas; New Orleans, Louisiana; Jackson, Mississippi; and Mobile, Alabama.

     The Company's headquarters are located at 7670 South Vaughn Court, Suite 130, Englewood, Colorado 80112, and its telephone number is (303) 708-1360. The Company's fax number is (303) 708-1349 and its internet address is http://www.cetenvironmental.com.

                                  RISK FACTORS

     An investment in the securities being offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the risk factors discussed below before purchasing the shares of Common Stock offered hereby.

     This Prospectus contains and incorporates by reference forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Reference is made in particular to the description of the Company's plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements included or incorporated in this Prospectus. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below.

     1. COSTS OF COMPLIANCE WITH, AND POTENTIAL LIABILITY UNDER, ENVIRONMENTAL LAWS AND REGULATIONS. Due to the nature of the Company's business and the intense regulatory climate in which it operates, the services of the Company are subject to extensive federal, state and local laws and regulations which are constantly changing. Such regulations impose stringent guidelines on companies which handle hazardous materials as well as other companies involved in various aspects of the environmental remediation services industry. Failure to comply with applicable federal, state and local regulations could result in substantial costs to the Company, the imposition of penalties or in claims not covered by insurance, any of which could have a material adverse effect on the Company's business.

     In addition to the burdens imposed on Company operations by various environmental regulations, federal law imposes strict joint and several liability upon present and former owners and operators of facilities that release hazardous substances into the environment and the generators and transporters of such substances as well as persons arranging for the disposal of such substances. All such persons may be liable for the costs of waste site investigation, waste site clean up, natural resource damages and related penalties and fines. Such costs can be very substantial.

     Environmental remediation operations may expose the Company's employees and others to dangerous and potentially toxic quantities of petroleum or other hazardous products. Such products can cause cancer and other debilitating diseases. Although the Company takes extensive precautions to minimize worker exposure and has not experienced any such claims from workers or others, there can be no assurance that the Company will avoid liability to persons who contract diseases which may be related to such exposure. Such persons potentially include the Company's employees, persons occupying or visiting facilities in which contaminants are being, or have been, removed or stored, persons in surrounding areas, and persons engaged in the transportation and disposal of waste material. In addition, the Company is subject to general risks inherent in the construction industry. The Company may also be exposed to liability from the acts of its subcontractors or other contractors on a work site.

     Currently, the Company has $5,000,000 per occurrence and $5,000,000 aggregate comprehensive general liability insurance coverage. In addition, the Company carries environmental impairment liability insurance in the amount of

2,000,000 per occurrence with a $2,000,000 aggregate. Errors and omissions liability insurance for petroleum and chemical exposure for claims made in the coverage period is also provided. While the Company has never been subject to a claim relating to petroleum/chemical exposure and believes that its current coverage is adequate, there can be no assurance that the Company will be able to maintain its existing coverage, that claims will not exceed the amount of insurance coverage or that there will not be claims relating to prior periods that were not covered by insurance, any of which could have a material adverse effect upon the Company. Because of the nature of the Company's operations and the industry in which it operates, the potential for liability and the extent of such potential liability is very substantial. Any such liability could have a material adverse impact on the Company's business and financial condition.

     2. DEPENDENCE ON CONTINUED ENVIRONMENTAL REGULATION. The growth of the environmental remediation services industry, as well as the growth of the Company, has been largely attributable to, and tracks the increase in, environmental regulation since the 1970s and the response of governmental and commercial entities and financial institutions to public concern with environmentally contaminated facilities. The demand for environmental remediation services has been largely the result of facility and property owners attempting to comply with, or avoid liability under, existing or newly imposed environmental regulations at the federal, state and local levels. Because of the burden imposed on industry in complying with such regulations, efforts have been made by various groups to seek the relaxation or repeal of certain forms of environmental regulation. While such efforts have been largely unsuccessful to date, there can be no assurance that the scope or growth of such regulation will not be curtailed in the future. Any relaxation of environmental regulation may result in a decline in demand for environmental remediation services and may adversely affect the operations of the Company. For example, the Resource Conservation and Recovery Act ("RCRA") mandates that by December 31, 1998, every single walled underground storage tank ("UST") in the United States must be removed and replaced with a double walled tank, and that any environmental damage to the soil or water caused by tank leakage must be remediated. As a result, the Company's business in UST removals and installations will likely be reduced after that date. Management doesn't expect that this reduction after December 31, 1998, will have a material adverse effect on the Company because this line of business represents less than ten percent of the Company's business at the present time.

     3. DEPENDENCE ON MAJOR CUSTOMER. The Company is dependent upon its relationship and contract with the EPA which accounted for approximately 20% and approximately 27% of the Company's revenues in 1996 and 1995, respectively. While the Company continues to increase the amount of work performed for entities other than the EPA and thereby reduce its dependence on the EPA, the Company will continue to be significantly dependent on EPA contracts for the foreseeable future.

     4. DEPENDENCE ON SPENDING LEVELS OF GOVERNMENTAL AND INDUSTRIAL ENTITIES. Because of the nature of sites requiring environmental remediation services, the growing public emphasis on environmental matters and the cost of environmental remediation services, a significant portion of all funds spent for such services has been spent by governmental agencies and large industrial concerns. While third party reimbursement may be sought in various cleanups, most Superfund cleanups as well as weapons and other nuclear facility cleanups involve significant spending by governmental agencies. As budget constraints and emphasis on employment, international competition and other considerations grow, certain governmental agencies and industrial concerns may choose to delay or curtail expenditures for environmental remediation services. Any curtailment or delays in spending for environmental remediation services by governmental agencies or large industrial concerns can be expected to have a material adverse effect on the environmental remediation services industry generally, and on the operations and financial results of the Company.

     5. MANAGEMENT OF GROWTH. The Company has experienced a period of rapid growth in its operations. This growth has resulted in an increase in the level of responsibility for members of the Company's management team. Few of these managers have had experience managing businesses which have experienced a rate of growth similar to that of the Company. The Company's ability to manage growth successfully will require it to continue to improve its operational, management and financial systems and controls and to expand, train, manage and retain its employee base. Failure of the Company's management to do so could have a material adverse effect on the Company's business, operating results and financial condition.

     6. BUSINESS SUBJECT TO WEATHER CONDITIONS. While the Company provides its services on a year round basis, the Company's services provided outdoors or outside of a sealed environment may be adversely affected by inclement weather conditions. Extended periods of rain, cold weather or other inclement weather conditions may result in delays in commencing or completing projects, in whole or in part. Any such delays may adversely affect the Company's operations and financial results and may adversely affect the performance of other projects due to scheduling and staffing conflicts.

     7. DEPENDENCE ON ABILITY TO SECURE BONDING. In order to successfully bid on and secure contracts to perform environmental remediation services of the nature offered by the Company, the Company oftentimes must provide surety bonds with respect to each respective project. Thus the number and size of contracts which the Company can perform is directly dependent upon the Company's ability to obtain bonding which, in turn, is dependent upon the Company's net worth and liquid working capital. There can be no assurance that the Company will have adequate bonding capacity to bid on all of the projects which it would otherwise bid upon were it to have such bonding capacity or that it will in fact be successful in obtaining additional contracts on which it may bid.

     8. FIXED PRICE AND PER UNIT CONTRACTS. Historically, less than 5% of the Company's remediation contracts are on a fixed price or per unit basis. Cost overruns on projects covered by such contracts due to such things as unanticipated price increases, unanticipated problems, inefficient project management, inaccurate estimation of labor or material costs or disputes over the terms and specifications of contract performance could have a material adverse effect on the Company and its operations. There can be no assurance that cost overruns will not occur in the future and have a material adverse effect on the Company. In addition, in order to remain competitive in the future, the Company may have to agree to enter into more fixed price and per unit contracts than in the past.

     9. LACK OF SIGNIFICANT OPERATING HISTORY. The Company has been in existence since 1988 and was acquired by current management in November 1991. As such, the Company is subject to many of the risks common to enterprises with a limited operating history, including potential under capitalization, limitations with respect to personnel, financial and other resources and limited customers and revenues. There is no assurance that the Company's activities will be successful and the likelihood of success must be considered in light of its current stage of development.

     10. FUTURE CAPITAL NEEDS AND UNCERTAINTY OF ADDITIONAL FINANCING. The Company's long term capital requirements will depend on many factors, including, but not limited to, cash flow from operations, the level of capital expenditures, working capital requirements and the growth in its business. Historically, the Company has relied upon commercial borrowings, a public offering, borrowings from shareholders and affiliates of shareholders and retained earnings to fund its operations and capital needs. The Company has established a line of credit with a commercial bank which provides up to $9 million in credit depending on the amount of eligible accounts receivable and contracts in progress. As of September 30, 1997, there was $4,594,078 outstanding under this line of credit. The Company may need to incur additional indebtedness to fund the capital needs related to its growth. To the extent additional debt financing cannot be raised on acceptable terms, the Company may need to raise additional funds through public or private equity financings. No assurance can be given that additional equity financing will be available or that, if available, the terms of such financing will be favorable to the Company or to its shareholders without substantial dilution of their ownership and rights. If adequate funds are not available, the Company may be required to curtail its future operations significantly or to forego market or expansion opportunities.

     11. COMPETITION. Competition in the environmental remediation services industry is intense, and the success of the Company is dependent upon its ability to secure contracts. Government, state and local contracts are awarded based upon competitive bidding, and the Company is not always the lowest bidder. The Company's future success will be dependent upon the Company's ability to competitively bid contracts and to perform them on a profitable basis. In addition, the Company will need to grow in order to remain competitive with larger competitors.

     The industry is dominated by a few large engineering construction firms. Such firms are called upon to serve as primary contractors and consultants on a large portion of the federal and state government projects. Additionally, many smaller engineering firms, construction firms, consulting firms and other specialty firms have entered the environmental remediation services industry in recent years and additional firms can be expected to enter into the industry in the future. Many of the firms with which the Company competes in the environmental remediation services industry have significantly greater financial resources and more established market positions than the Company. While management believes that the Company's experience and expertise in the broad range of services which it offers allows the Company to compete successfully, there can be no assurance that this will continue or that other firms will not expand into or develop expertise in the areas in which the Company specializes, thus increasing competition to the Company.

     12. CONCENTRATION OF CREDIT RISK. The Company contracts with a limited number of customers which are involved in a wide range of industries. A small number of customers may therefore be responsible for a majority of revenues at any time. While management assesses the credit risk associated with each proposed customer prior to the execution of a definitive contract, no assurances can be given that such assessments will be correct and that the Company will not sustain substantial, noncollectible accounts receivable.

     13. DEPENDENCE ON EXECUTIVE MANAGEMENT AND OTHER QUALIFIED PERSONNEL. The operations of the Company are substantially dependent on its executive officers who are also its principal shareholders and directors. The Company has no employment contracts with these persons. The loss of their services could have a material adverse effect on the Company. The Company's further success will also depend significantly on its ability to attract and retain additional skilled personnel, including highly trained technical personnel, project managers and supervisors. The Company believes it currently has adequate qualified supervisory personnel, but there is no assurance that experienced and qualified management level personnel will be available to the Company in the future to fill positions as needed.

     14. CONTROL BY OFFICERS, DIRECTORS AND MAJOR SHAREHOLDERS. Officers and directors of the Company, specifically Messrs. Craig C. Barto, Steven H. Davis, John G. L. Hopkins and Douglas W. Cotton, beneficially own an aggregate of approximately 57.0% percent of the issued and outstanding shares of the Company's Common Stock. Under California law, shareholders of the Company have cumulative voting rights; however, it is likely that despite such rights, present management will continue to be able to control the Board of Directors of the Company.

     15. DIVIDENDS. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company expects that future earnings, if any, will be used to finance growth. No person seeking dividend income from an investment should invest in this offering.

     16. SHARES ELIGIBLE FOR FUTURE SALE. Of the 5,804,585 shares of the Company's Common Stock issued and outstanding as of December 22, 1997, approximately 4,013,248 are "restricted securities" as that term is defined under Rule 144 promulgated under the 1933 Act. Of these shares, 729,248 are being offered for resale by the Selling Shareholders listed in this Prospectus. Craig C. Barto, Douglas W. Cotton, Steven H. Davis, and John G.
L. Hopkins, Officers and Directors of the Company, have agreed that, without the prior written consent of the selling agent in the Company's December 1996 private offering, they and their affiliates will not sell any Common Stock until July 19, 1998, except that Mr. Hopkins will be allowed to sell a number of shares to be agreed upon by the selling agent. Such persons have also agreed that all of their Rule 144 sales during the two year period ending December 9, 1998, will be executed through the selling agent acting as a broker or dealer. Sales of shares of the Company's Common Stock which might be registered or sales made pursuant to Rule 144 or otherwise could adversely affect the market price of the Company's Common Stock and make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate. The Company is unable to predict the effect that sales made under registration statements or Rule 144 or otherwise may have on the then prevailing market price of the Common Stock. Nonetheless, the possibility exists that the sale of these shares may depress the price of the Company's Common Stock.

                                  RECENT EVENTS

     At its Annual Meeting of Shareholders held on May 15, 1997, Rick C. Townsend, who has been Executive Vice President and Chief Financial Officer of the Company since November 1996, was elected as an additional Director of the Company. The six other Directors of the Company were also re-elected at that meeting. Effective January 1, 1998, Mr. Townsend will become Secretary of the Company.

     In July 1997, the Company announced that it had received a delivery order to construct a groundwater extraction, treatment and discharge system at the Cornhusker Army Ammunition Plant near Grand Island, Nebraska. This project is valued at $9 million and involves the remediation of a subsurface explosives contaminant plume. The work is scheduled to last approximately 18 months. This project has been issued under the Company's $25 million U.S. Army Corps of Engineers Preplaced Remedial Action Contract ("PRAC").

     In August 1997, the Company acquired Water Quality Management
Corporation ("WQM"), a privately held company headquartered in Golden, Colorado. WQM specializes in the contract operations of industrial and municipal water and wastewater treatment facilities. WQM has 17 current water/wastewater treatment contracts including sanitation districts such as Black Hawk/Central City, Perry Park, Town of Larkspur, Stonegate Metropolitan District, and Cherry Creek Village Metro District. With this acquisition, the Company now has approximately 50 water and wastewater treatment facility operation and maintenance contracts in Colorado. This acquisition did not have a material impact on the revenue or net profit of the Company.

     In August 1997, the Company also announced that it had been awarded contracts totaling $1 million for water and wastewater facilities in Idaho Springs, Silverthorne, and Parshall, Colorado, and a $1.55 million groundwater treatment project for a Department of Energy site in Wyoming. The first project with the Colorado Department of Public Health and Environment is for the start-up, operation and maintenance of the Argo Tunnel Water Treatment Facility in Idaho Springs. The $500,000 project is for the first year of operation and is renewable for up to four additional years. The project is funded jointly by the State of Colorado and the U.S. Environmental Protection Agency and is part of the Clear Creek/Central City Superfund site. The facility will treat acid mine drainage from the Argo Tunnel, which has historically been a pollution source into Clear Creek.

     The second contract is to prepare a preliminary plan to design, build and operate, and provide financing options for, water supply improvements for the Hamilton Creek Metropolitan District near Silverthorne. The project includes the development of a new deep aquifer water supply well, distribution lines, booster pumps, and improved treatment. The project is scheduled for preliminary planning in August 1997, and construction is to begin as early as the spring of 1998.

     The third contract was awarded by Climax Molybdenum Company, a subsidiary of Cyprus Amax, to design, build and operate a microfiltration water treatment plant at their Henderson Mill facility near Parshall, Colorado. The plant will be a replacement system designed to treat high turbidity surface water from a mountain water source to meet the potable water requirements set forth by the State of Colorado for the molybdenum processing plant.

     The Company was also issued a delivery order to construct a groundwater remediation system at the Hoe Creek Department of Energy site near Gillette, Wyoming. This project is valued at $1.55 million and involves the air sparging treatment of two aquifers impacted with benzene and phenols. The work has been started and will last approximately 18 months. This project has been issued under the Company's $25 million U.S. Army Corps of Engineers Preplaced Remedial Action Contract ("PRAC").

     On August 25, 1997, the Company received notice that the Air Force
Center for Environmental Excellence ("AFCEE") selected the Company as one of three firms eligible to receive work under the $75 million small-business set-aside program. The Company is also a team member with Montgomery/Watson, Pasadena, California, which was selected as one of four firms eligible to receive work under the AFCEE large-business contracts worth a combined value of $400 million. The Company will perform approximately 15 percent of Montgomery/Watson's work. There is no assurance as to how much work, if any, the Company will receive under these two programs.

     In August, 1997, the Company was awarded a contract to design, build and operate for one year a wastewater treatment facility for Monfort, Inc. at Monfort's beef packing plant in Garden City, Kansas. The contract is valued at approximately $6.8 million.

     In August, 1997, the Company was awarded a $2.6 million contract by a unit of Coastal Corporation to perform soil and groundwater remediation services at a refinery in San Pedro, California. The project includes the design, construction and operation of a soil vapor extraction and air sparging system.

     In September 1997, the Company announced that it had been awarded an Emergency and Rapid Response Services ("ERRS") contract by the U.S. Environmental Protection Agency ("EPA") Region 10. This region includes the states of Washington, Oregon, Idaho, and Alaska. This five-year contract has a potential value of $40 million and will involve the cleanup of contaminants and hazardous materials on an emergency and planned basis.

     In October, 1997, the Company received a $1.1 million contract to perform soil remediation services for a 25 acre parcel of land in Chandler, Arizona, being redeveloped for commercial use.

                             SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of December 22, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby by each Selling Stockholder.

                                Shares Bene-                    Shares Bene-
                               ficially Owned    Number of     ficially Owned
                                 Prior to       Shares Being   After Offering
Selling Stockholder            Offering<FN1>      Offered        <FN1><FN2>
------------------            --------------   ------------   ----------------
Pitt & Co. FBO GCIU                 16,250        16,250            -0-
  Employer Retirement
  Fund
Nina Christina Berrigan              6,000         6,000            -0-
Henry M. Kendall                     6,000         6,000            -0-
Vincent L. Mikelonis                 4,000         4,000            -0-
 & Barbara G.
  Mikelonis
Kenneth Sillavan                     5,000         5,000            -0-
Delaware Charter G&T                 5,000         5,000            -0-
  TTEE FBO Andre Chustz
Delaware Charter G&T                 8,125         8,125            -0-
  TTEE FBO Robert Bazley
Robert Kassenbrock                  31,250        31,250            -0-
Edward J. Bertagnolli                8,125         8,125            -0-
  DDS PC Pension Plan
  dtd 7/10/90
Delaware Charter G&T                 8,125         8,125            -0-
 TTEE FBO John P. Kanouff
 IRA #862830
Mary R.Osborn                        8,125         8,125            -0-
Stacey Hart & Karen Hart            16,250        16,250            -0-
 JTWROS
TBD Investment Group Inc.           10,000        10,000            -0-
Thadeus J. Zagrobelny, Jr.           4,062         4,062            -0-
 & Anne M. Zagrobelny JTWROS
Robert H. Taggart, Jr.               8,125         8,125            -0-
George D. Thompson                   8,125         8,125            -0-
Robert E. Swartwood &                3,000         3,000            -0-
 Dolores Swartwood JTWROS
Robert Ableman                      15,000        15,000            -0-
Ardell J. Schelich Revoc-            8,125         8,125            -0-
 able Living Trust dtd 9/10/90
 Dolores S. Swartwood JTWROS
Ross T. Krueger MDPA EMP PSP        13,125        13,125            -0-
 Ross T. Krueger TTEE
John Madfis                          4,100         4,100            -0-
Elsa Rush & Norman Rush JTWROS       4,100         4,100            -0-
Ronald L. Schuchman & Barbara        8,125         8,125            -0-
 L. Schuchman JTTEN
Eugene P. Schumacher & Mary H.       8,125         8,125            -0-
 Schumacher JTWROS
Alan Pius                            5,000         5,000            -0-
John N. Walker                       3,800         3,800            -0-
                               -12-
Harvey Rhoads, DBA Rhoads            4,000         4,000            -0-
 Chiropractic
Robert W. Streett Rev Trust         16,250        16,250            -0-
 Robert W. Streett TTEE
Mark W. Longman                      4,000         4,000            -0-
Bryan Allen & Linda Allen            8,125         8,125            -0-
 JTWROS
Phillip T. Sims & Brenda F.         16,250        16,250            -0-
 Sims JTWROS
D. Walker Smith & Carolyn G.        16,250        16,250            -0-
 Smith JTWROS
Maurice Gozlan & Stacy Gozlan       76,562        76,562            -0-
 ATIC
William Vasey                        8,125         8,125            -0-
Howard Wall                         31,250        31,250            -0-
John J. Lais & Kimberly A.           4,063         4,063            -0-
 Lais JTWROS
Mark Beesley                         4,062         4,062            -0-
Leon Walker & Goldie B.              8,125         8,125            -0-
 Walker JTWROS
Paul E. Myers                        8,125         8,125            -0-
Dennis W. Obraitis & John H.         4,063         4,063            -0-
 Obraitis JTWROS
Anil J. Patel & Bina A.             12,500        12,500            -0-
  Patel JTWROS
Delaware Charter G&T TTEE           10,000        10,000            -0-
 FBO William R. Teele IRA R/O
George B. Bernstein & Carol B.       8,125         8,125            -0-
 Bernstein CR TR
Gang-Len Chang                      12,500        12,500            -0-
Consulting on Government Inc.        5,000         5,000            -0-
 Procurement Defined Benefit
 Plan, J.S. Sansone USN (Ret)
 TTEE
Charles E. Nightengale & B.          8,125         8,125            -0-
 Jeanne Nightengale JTWROS
Thomas D. Fiorino                    8,125         8,125            -0-
Joseph F. Hering & Lance M.          4,063         4,063            -0-
 Hering JTWROS
Par Vatz Ishaq                       4,062         4,062            -0-
Tadahiko Nakumura                    8,125         8,125            -0-
Delaware Charter G&T TTEE            5,000         5,000            -0-
 FBO Richard G. Belcher IRA
 #889039
Great Atlantic Graphics Inc.         4,062         4,062            -0-
Alan J. Rubin                        8,125         8,125            -0-
Alan J. Rubin                        8,437         8,437            -0-
Alan David Cohen                    10,000        10,000            -0-
Michal Pivonka & Renata             10,000        10,000            -0-
 Pivonka JTWROS
Peter Bondra & Luba Bondra JTWROS    9,000         9,000            -0-
Craig P. Berube & Rebecca J.         2,625         2,625            -0-
 Berube JTWROS
Pat M. Peake & Carrie L. Peake       9,000         9,000             -0-
 JTWROS
Jeffrey W. Savell                    4,000         4,000             -0-
E. Pat Manuel                       13,000        13,000             -0-
Robert E. Wright & Judith A.         4,000         4,000             -0-
 Wright JTWROS
                               -13-
Wilbert J. Landry Jr.                8,000         8,000             -0-
Gary J. Blanchard                    7,500         7,500             -0-
Jerome Randolph Babbitt &            3,000         3,000             -0-
 Katherine H. Babbitt JTWROS
Mercantile Bank C/F                  5,000         5,000             -0-
 Cotton-O'Neal Clinic PA Profit
 Sharing Plan FBO Dennis Artzer
Howard W. Pike                       3,000         3,000             -0-
Jeffrey W. Salinger & Jeanne B.      3,000         3,000             -0-
 Salinger JTWROS
Mercantile Bank C/F                  5,000         5,000             -0-
 Cotton-O'Neil Clinic PA Profit
 Sharing Plan FBO Robert Braun
Fred Caslavka & Wendy Caslavka       5,000         5,000             -0-
 JTWROS
Jerome L. King Account B             3,000         3,000             -0-
Mercantile Bank C/F                 10,000        10,000             -0-
 Cotton-0'Neil Clinic PA Profit
 Sharing Plan FBO Kent E. Palmberg
Gregory A. Messenger                 3,000         3,000             -0-
Garner R. Strout Living Trust        4,300         4,300             -0-
 Garner R. Strout TTEE
Richard J. Leonard                   4,400         4,400             -0-
Eric G. Stroud                       4,300         4,300             -0-
Ronald R. Cronwell                   1,500         1,500             -0-
Jon R. Lindvall & Laurie R.          4,000         4,000             -0-
 Lindvall JTWROS
Patrick M. Sheridan                  4,000         4,000             -0-
Joseph Ingram & Debra Ingram         2,500         2,500             -0-
 JTWROS
Robert W. Weldon Trust               6,000         6,000             -0-
 Robert W. Weldon TTEE
Dennis A. Feicke & Mary K.           2,000         2,000             -0-
 Feicke JTWROS
William Hanfland & Linda             2,000         2,000             -0-
 Hanfland JTWROS
Robert W. Gargett                    8,125         8,125             -0-
Park Cities Dental Assoc PC          8,125         8,125             -0-
Delaware Charter G&T TTEE            8,125         8,125             -0-
 FBO Robert L. Marez IRA
Bob Dundon's Service Station         4,062         4,062             -0-
John D. Lane                         5,000         5,000             -0-
John H. Miller & Dorris Miller       3,125         3,125             -0-
________________

<FN1>
The Company believes that the persons named in this table have sole voting and investment control with respect to all shares of Common Stock shown as beneficially owned by them, subject to the information contained in the footnotes to this table.
<FN2>
Assumes the sale of all shares offered hereby to unaffiliated third parties.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby may be offered and sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such offers and sales may be made from time to time on the American Stock Exchange, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent or may position and resell the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) an exchange distribution in accordance with the rules of such exchange (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) privately negotiated transactions; and (f) a combination of any such methods of sale. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The Selling Stockholders may also sell such shares in accordance with Rule 144 under the 1933 Act.

     The Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the 1933 Act. There can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock offered hereunder.

     All proceeds from any such sales will be the property of the Selling Stockholders who will bear the expense of underwriting discounts and selling commissions, if any, and their own legal fees.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby is being passed upon for the Company by Krys Boyle Freedman & Sawyer, P.C., 600 17th Street, Suite 2700 South, Denver, Colorado 80202.

                                    EXPERTS

     The financial statements as of December 31, 1996 and 1995, and for the years then ended, incorporated by reference in this Prospectus, have been audited by Grant Thornton LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the reports of such firm given upon the authority of that firm as experts in accounting and auditing.

                  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, filed pursuant to Section 13 or 15(d) of the 1934 Act (File Number 1-13852).

     (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed pursuant to Section 13 or 15(d) of the 1934 Act (File No. 1-13852).

     (c) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed pursuant to Section 13 or 15(d) of the 1934 Act (File No. 1-13852).

     (d) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed pursuant to Section 13 or 15(d) of the 1934 Act (File No. 1-13852).

     (e) The description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A (File No. 1-13852) declared effective on July 18, 1995.

     All reports and other documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act, prior to the filing of a post-effective amendment which indicates that all securities covered by this Prospectus have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                   PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses incurred in connection with the sale of the securities being registered will be borne by the Registrant. Other than the registration fee, the amounts stated are estimates.

          Registration Fees . . . . . . . . . . . . . .  $ 1,452.12
          Legal Fees and Expenses . . . . . . . . . . .    8,000.00
          Accounting Fees and Expenses. . . . . . . . .    2,000.00
          Miscellaneous . . . . . . . . . . . . . . . .      547.88
                                                         ----------
              TOTAL . . . . . . . . . . . . . . . . . .  $12,000.00

     The Selling Stockholders will bear the expense of their own legal counsel and miscellaneous fees and expenses, if any.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     In accordance with the California Corporations Code, the Registrant has included provisions in its Articles of Incorporation to indemnify its officers and directors and to limit the personal liability of its directors to the fullest extent possible under California law.

ITEM 16.  EXHIBITS.

Exhibit
Number       Description
-------      -----------
  5          Opinion of Krys Boyle Freedman & Sawyer, P.C., with respect to the legality of the securities being registered

 23.1        Consent of Grant Thornton LLP

 23.2        Consent of Krys Boyle Freedman & Sawyer, P.C. (contained in
             Exhibit 5)

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10 (a) (3) of the 1933 Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the

Commission pursuant to Rule 424(b) ([Section] 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (l)(I) and (l)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the 1934 Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, hereunto duly authorized, in Englewood, Colorado, on December 24, 1997.

                                     CET ENVIRONMENTAL SERVICES, INC.

                                     By:/s/ Steven H. Davis
                                        Steven H. Davis, President and Chief
                                        Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

     SIGNATURES                      TITLE                      DATE

/s/ Steven H. Davis          President, Chief Executive    December 24, 1997
Steven H. Davis              Officer and Director

/s/ Rick C. Townsend         Executive Vice President,     December 24, 1997
Rick C. Townsend             Chief Financial Officer
                             (Principal Accounting
                             Officer), and Director

-------------------------    Director
Craig C. Barto

/s/ Douglas W. Cotton        Executive Vice President,     December 24, 1997
Douglas W. Cotton            Chief Operating Officer
                             and Director

/s/ John G.L. Hopkins        Senior Vice President,        December 24, 1997
John G. L. Hopkins           and Director

/s/ Robert A. Taylor         Director                      December 24, 1997
Robert A. Taylor

-------------------------    Director
Robert S. Coldren

                       CET ENVIRONMENTAL SERVICES, INC.

                         INDEX TO EXHIBITS FILED WITH
                        FORM S-3 REGISTRATION STATEMENT
Exhibit
Number       Description
-------      -----------
  5          Opinion of Krys Boyle Freedman & Sawyer, P.C., with respect to the legality of the securities being registered

 23.1        Consent of Grant Thornton LLP

 23.2 Consent of Krys Boyle Freedman & Sawyer, P.C. (contained in Exhibit 5)